Exhibit 99.1

March 10, 2005

Note: This press release contains unaudited consolidated earnings established under French Generally Accepted Accounting Principles (French GAAP).

Vivendi Universal Reports Strong 2004 Earnings and Improved Cash Flow

•	Adjusted net income[1] at €1,380 million (€1.29 per share) compared to €349 million in 2003 (€0.33 per share), multiplied four times.

•	Operating income as published at €3,476 million compared to €3,309 million in 2003. Operating income (on a comparable basis2) reached €3,117 million versus €2,216 million in 2003, a 41% rise.

•	Cash flow from operations[3] (on a comparable basis) at €4,023 million compared to €2,976 million in 2003, a €1,047 million improvement and a 35% rise. Proportionate cash flow from operations[4] (on a comparable basis) reached €2,451 million versus €1,514 million in 2003, up 62%.

•	Net income at €754 million compared to a loss of €1,143 million in 2003.

•	Financial net debt[5] at €3,135 million as of December 31, 2004 compared to €11,565 million on December 31, 2003.

2004 dividend

Following strong earnings in 2004, the Board of Directors of Vivendi Universal will propose, at the shareholders meeting on April 28, 2005, the distribution of a dividend of € 0.60 per share. The dividend would be paid on May 4, 2005 based on 2004 earnings. This shareholder distribution will amount to €643 million, and a coupon of €47.2 million will be paid to holders of notes mandatorily redeemable for shares (“ORA”).

2005 outlook

•	Adjusted net income[1] should grow at least 20%.

1 Adjusted net income is detailed in Appendix IV. Adjusted net income mainly does not include goodwill amortization, gain (loss) on businesses sold, net of provisions and other, most non-operating and non-recurring items, financial provisions, realized losses net of financial provisions previously taken, income tax and minority interests on adjustments. This result takes into account part of the benefit from the Consolidated Global Profit Tax System, as of January 1, 2004.
2 Comparable basis essentially illustrates the effect of the divestiture of Vivendi Universal Entertainment (VUE), of the divestitures at Canal+ Group (Telepiu, Canal+ Nordic, Canal+ Benelux etc.), of VUP (Comareg and Atica & Scipione) and of Vivendi Telecom Hungary, Kencell and Monaco Telecom and of the abandonment of Internet operations and includes the full consolidation of Telecom Developpement at SFR Cegetel and of Mauritel at Maroc Telecom as if these transactions had occurred at the beginning of 2003. In addition, comparable basis takes into consideration a change in presentation adopted as of December 31, 2004: in order to standardize the accounting treatments of sales of services provided to customers on behalf of content providers (mainly special numbers), following the consolidation of Telecom Développement, sales of services to customers, managed by SFR Cegetel and Maroc Telecom on behalf of content providers are now presented net of the related expenses. This change in presentation has no impact on operating income. At SFR Cegetel, it induced a reduction in revenues of €168 million in 2004. At Maroc Telecom, the impact was immaterial. These results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2003. In addition, comparable basis does not include dividends received from NBC Universal.
3 Net cash provided by operating activities net of capital expenditures and before financing costs and taxes.
4 Defined as cash flow from operations, excluding minority stakes.
5 French GAAP financial gross debt less cash and cash equivalents.

Comment from Jean-René Fourtou, Chairman and Chief Executive Officer

“Thanks to the remarkable and sustained efforts of our employees, Vivendi Universal has seen a turnaround and is in a solid and profitable position in its development,” stated Jean Rene Fourtou, Chairman and CEO. “A new era begins for Vivendi Universal. Our 2004 results support it: today we announce strong progress in adjusted net income, improved cash flow and we’ve lowered our net debt to €3.1 billion. For the first time in four years, the company announces positive net income and will, for the first time in three years, distribute a dividend to shareholders.

With Canal+, Universal Music, Vivendi Universal Games, its participation in NBC Universal, SFR Cegetel, and Maroc Telecom, Vivendi Universal holds premier assets and brands. Its scope of activity is stable.

Subject to approval at the Combined General Meeting on April 28, 2005, I will chair the newly created Supervisory Board. This transition offers continuity to the group and allows Vivendi Universal the best possible opportunity for growth.

The Management Board, also subject to approval at the Combined General Meeting and to be chaired by Jean-Bernard Lévy, will comprise of Abdeslam Ahizoune (Maroc Telecom), Jacques Espinasse (Senior Executive Vice-President and Chief Financial Officer, Vivendi Universal), Frank Esser (SFR Cegetel), Bertrand Meheut (Canal+ Group), Doug Morris (Universal Music Group) and René Pénisson (Vivendi Universal Games and Senior Executive Vice President, Human Resources, Vivendi Universal).

By empowering our management team and working together towards a common goal, we will create an operational dynamic that will bring value to each business sector and to the group in its entirety.

The accomplishments realized over the last 30 months are proof of the management team’s experience and capabilities. Vivendi Universal’s philosophy will continue to be that of a coherent group, managed, reactive, collective, focused on talent, technology and innovation, based on mutual rewards and built on a foundation of opportunities of high growth within our sectors.

Vivendi Universal has a bright future.”

2004 major events

Creation of NBC Universal (Vivendi Universal controls 20%). Admission to the Consolidated Global Profit Tax System. Agreement with the Kingdom of Morocco to increase Vivendi Unversal’s stake in Maroc Telecom to 51%. Sale of 15% of Veolia Environnement. Agreement on future governance. Universal Music Group improves market share and performance despite difficult environment. SFR first operator to launch 3G services in France. Record launch of Vivendi Universal Games’ World of Warcraft. Canal+ Group’s exclusive rights to League 1 soccer in 2005-2008; agreements with French cinema and American movie studios.

Comments on the Group’s earnings

Revenues
In 2004, Vivendi Universal’s consolidated revenues rose to €21,428 million compared to €25,482 million in 2003. Vivendi Universal Entertainment (VUE) was deconsolidated on May 11, 2004 with the creation of NBC Universal.

On a comparable basis, revenues increased by 5% (7% at constant currency), from €17,972 million to €18,893 million. This positive performance was mainly achieved through a return to revenue growth at Universal Music Group, Canal+ Group, continued growth at SFR Cegetel and Maroc Telecom and despite revenue decline at Vivendi Universal Games (which nonetheless reported growth in the fourth quarter of 2004 compared to the fourth quarter of 2003).

2/16

Operating income
In 2004, Vivendi Universal operating income amounted to €3,476 million compared to €3,309 million in 2003, up 5% despite the deconsolidation of VUE on May 11, 2004.

On a comparable basis, operating income increased by 41% (41% at constant currency), from €2,216 million to €3,117 million. All businesses contributed to this good performance, especially UMG and SFR Cegetel.

Financing Expense
In 2004, the financing expense amounted to €455 million compared to €698 million in 2003.

Average financial gross debt (calculated on a daily basis) decreased to €10.3 billion in 2004 compared to €16.4 billion in 2003. This was mainly due to the impact of the divestiture plan, in particular the divestiture of VUE to NBC Universal which resulted in the deconsolidation of VUE’s debt (€3.6 billion) and cash proceeds (approximately €3 billion after cash payment to minority shareholders and other fees).

The cost of the average financial gross debt was 4.8%, unchanged compared to 2003. The decrease in financing costs resulting from lower average financial gross debt was offset by the additional costs induced in 2004 by the High Yield Notes, 83% of which was redeemed in June 2004 and the balance in January 2005.

Income tax
In 2004, the income tax expense totaled €400 million compared to a credit of €408 million in 2003.

As of December 31, 2004, the impact of Consolidated Global Profit Tax System on the income tax expense corresponded to expected tax savings of €956 million. The first tax return must be filed by November 30, 2005 at the latest. This credit corresponds to expected tax savings in fiscal year 2004 (€464 million) and a deferred tax asset in the amount of 2005 expected tax savings (€492 million) based on next year’s budget.

Furthermore, excluding 2003 non recurring items, the income tax expense increase reflected the improvement in income, particularly in regards to SFR Cegetel. In 2003, the income tax credit was mainly comprised of tax savings relating to the rationalization of the structure at SFR Cegetel (€515 million) and of non-recurring items (€1,112 million).

Net income and earnings per share, basic and diluted
For the first time since 2000, Vivendi Universal reported positive net income of €754 million in 2004 (basic earnings of €0.70 per share and diluted earnings of €0.63 per share) compared to a loss of €1,143 million in 2003 (-€1.07 per share – basic and diluted).

Net income includes a -€2,105 million foreign currency translation adjustment, with no cash impact, related to VUE’s divestiture, the pre-tax gain on the divestiture of 15% of Veolia Environnement (+€1,316 million), and tax savings from Consolidated Global Profit Tax System in 2005 (+€492 million) and goodwill amortization and impairment losses (-€669 million).

3/16

Adjusted net income
Vivendi Universal’s adjusted net income amounted to €1,380 million in 2004 (€1.29 per share) compared to an adjusted net income of €349 million in 2003 (€0.33 per share). This improvement of €1,031 million was achieved through:

•	+ €167 million from the improvement in operating income, despite the deconsolidation of VUE as of May 11, 2004, generating an unfavorable gap of €594 million compared to 2003 ;

•	+ €243 million from the reduction in financing expenses resulting from the decrease in the average financial gross debt (€10.3 billion in 2004 compared to €16.4 billion in 2003);

•	+ €427 million from the improvement in other financial expenses, net of provisions (mainly due to an improvement in the foreign exchange result: net gain of €9 million compared to net loss of €228 million in 2003 as well as the forgiveness of SFD debt of €200 million by SFR Cegetel in 2003);

•	+ €147 million from the improvement in income from equity affiliates and equity in earnings of sold subsidiaries mainly as a consequence of the equity accounting of NBC Universal from May 12, 2004 (€172 million);

•	+ €146 million from lower minority interests: in 2003, SFR Cegetel results benefited from tax savings relating to the rationalization of the structure;

     partially offset by:

•	€99 million in income tax expense increase, the positive impact of the Consolidated Global Profit Tax System in 2004 (+€464 million) being slightly less than the impact of the rationalization of the SFR Cegetel structure recognized in 2003 (+€515 million before minority interests).

Cash Flow from operations
On a comparable basis, consolidated cash flow from operations rose to €4,023 million in 2004 compared to €2,976 million in 2003, an improvement of €1,047 million and a 35% increase. Proportional cash flow from operations, on a comparable basis, rose to €2,451 million in 2004 versus €1,514 million in 2003, up 62%.

These good results are due to treasury flexibility and positive results from Canal+ Group, UMG and VU Games. Cash flow from operations as published rose to €4,747 million, and integrates NBC Universal dividends, totaling €357 million including €224 million in exceptional dividends.

Telecommunications assets in Poland
In application of paragraph 101 of CRC (Accounting Regulation Committee) Rule 99-02, Vivendi Universal consolidated Elektrim Telekomunikacja based on financial statements in which the PTC investment is no longer consolidated from January 1, 2004.

Since 1999, Vivendi Universal has invested approximately €1.8 billion in Elektrim Telekomunikacja (current capital and current account including accrued interests.). On December 31, 2004, taking into account the impairment recorded since the end of 2001, net carrying value of this investment totaled €379 million.

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Comments on operating income for Vivendi Universal’s Media and Telecom businesses:

Media activity (as fully consolidated at 100%)
In 2004, the media business generated €339 million of operating income, versus a €36 million operating loss in 2003, on a comparable basis.

Canal+ Group (100% Vivendi Universal economic interest):

In 2004, Canal+ Group reported an operating income up 94 % on a comparable basis6

Canal+ Group reported an operating income of €198 million euros. On a comparable basis, operating income rose €184 million, up 94% compared to the previous year.

With a positive operating income for the second consecutive year, Canal+ Group confirmed the steady strengthening of its economic situation. This strong performance also reflected the continuous effects of the strategic recovery plan implemented since 2003.

French Pay-TV’s operating income amounted to €151 million, up 18% compared to the previous year on a comparable basis. This good result of the group’s core business was mainly due to the revenues growth in addition to savings resulting from the strategic recovery plan.

With an operating income at €38 million, the group’s movie business grew 57% on a comparable basis, highlighting the turnaround of StudioCanal over the last two years. This good performance resulted mainly from the 2004 theatrical line-up and the success of DVD sales.

Universal Music Group — UMG (92% Vivendi Universal economic interest):

UMG’s 2004 operating income represented a five-fold increase in profits versus 2003

UMG’s operating income of €338 million compared to operating income of €70 million in 2003 reflected the better than market sales performance, lower marketing expenses, and other results of the company’s cost reduction program.

The excellent operating performance was partly offset by higher amortization costs, primarily due to a reduction in the period that music and music publishing catalogs were amortized from 20 to 15 years, and an impairment charge in respect of UMG’s Music Clubs in the U.K. and France in December. Last year’s result included a charge relating to an unfavorable decision after a trial in a lawsuit currently under appeal.

Operating margins improved to 7% of revenues from 1% last year.

Vivendi Universal Games — VUG (99% Vivendi Universal economic interest):

VUG cuts operating losses over the year and reports positive operating income for the fourth quarter of 2004.

In 2004, VUG’s operating loss was €183 million compared to €201 million in 2003. Excluding one time costs associated with the global turnaround plan (approximately €95 million), VUG’s operating loss was reduced significantly compared to the prior year. These one time costs included write-offs of certain projects and titles, along with restructuring expenses related to staff reductions in North America and Europe.

VUG’s operating income for the fourth quarter of 2004 was €2 million (-€2 million at constant currency) compared to a reported loss of €91 million in 2003. This improvement was notably driven by a reduction in costs, a one-time cost due to strengthened capitalization criteria of internal development costs adopted in fourth quarter 2003, combined with the launch of highly successful titles, including World of Warcraft (Blizzard Entertainment). World of Warcraft, released in late November 2004 in North America, became the region’s fastest growing and largest subscription-based massively multiplayer online role-playing game in history, with more than 750,000 active subscribers and nearly 825,000 units sold at retail.

6 Comparable basis illustrates the impact of Canal+ Group sales (Telepiu, Canal+ Nordic, Canal+ Benelux…) as if these transactions had taken place at the beginning of 2003.

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In Korea, the game launched in mid-January and has broken the record for the highest number of concurrent players in its first 100 days. In Europe, World of Warcraft was released in mid-February and sold 380,000 copies at retail in its first weekend; the game currently has more than 500,000 subscribers. Most of World of Warcraft’s financial impact will be felt in 2005 and years beyond.

Other top selling games from VUG in 2004 included Half-Life 2, Crash Twinsanity, Spyro: A Hero’s Tail and The Chronicles of Riddick: Escape from Butcher Bay.

Telecom activity (as fully consolidated at 100%)
In 2004, the telecom business generated €2,939 million of operating income, up 12% on a comparable basis.

Comparable basis takes into consideration a change in presentation adopted as of December 31, 2004: in order to standardize the accounting treatments of sales of services provided to customers on behalf of content providers (mainly special numbers), following the consolidation of Telecom Développement, sales of services to customers, managed by SFR Cegetel and Maroc Telecom on behalf of content providers are now presented net of the related expenses. This change in presentation has no impact on operating income. At SFR Cegetel, it induced a reduction in revenues of €168 million in 2004. At Maroc Telecom, the impact was immaterial. These results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2003.

SFR Cegetel (approximately 56% Vivendi Universal economic interest):

In 2004, SFR Cegetel operating income grew 15% on a comparable basis7.

For the full year of 2004, SFR Cegetel operating income grew 18% (15% on a comparable basis7) to €2,257 million.

Mobile activity operating income grew 20% (also 20% on a comparable basis) to €2,332 million, thanks to continued strong control of customer acquisition and retention costs (12% of network revenues compared to 13% in 2003) and the recording of €48 million of positive non-recurring items versus €26 million in 2003.

As a consequence of the heavy commercial and technical costs of the broadband Internet retail offer launched in March 2004 and despite the growth in revenues and the recording of positive non-recurring items amounting to €74 million (versus €31 million in 2003), the fixed telephony and Internet activity operating losses were €75 million in 2004, compared to a loss of €29 million for the same period in 2003 (and to a profit of €24 million on a comparable basis).

Maroc Telecom (35% Vivendi Universal economic interest):

Maroc Telecom 2004 operating income grew 8% on a comparable basis8, at constant currency.

Maroc Telecom 2004 operating income grew by 7% to €673 million (+8% on a comparable basis8 at constant currency). The good performance of revenues was partially offset by higher acquisition costs, mainly mobile customers (customer base gross increase of +585,000 compared to 2003), intensified communication campaigns and the accounting of a non-recurring provision for a voluntary redundancy plan to be implemented in 2005.

This provision (-€14 million) compared with the positive non-recurring items (+€17 million) accounted for the fourth quarter of 2003, explains an operating income decline of 7% in the fourth quarter of 2004. Excluding these non-recurring items, operating income grew by 12% (+11% at constant currency on a comparable basis).

7 Comparable basis takes into consideration a change in presentation adopted as of December 31, 2004: in order to standardize the accounting treatments of sales of services provided to customers on behalf of content providers (mainly special numbers), following the consolidation of Telecom Développement, sales of services to customers, managed by SFR Cegetel and Maroc Telecom on behalf of content providers are now presented net of the related expenses. This change in presentation has no impact on operating income. At SFR Cegetel, it induced a reduction in revenues of €168 million in 2004.
8 Comparable basis essentially illustrates the full consolidation of Mauritel as if this transaction had occurred at the beginning of 2003. In addition, comparable basis takes into consideration a change in presentation adopted as of December 31, 2004: in order to standardize the accounting treatments of sales of services provided to customers on behalf of content providers (mainly special numbers), the sales of services to customers, managed by Maroc Telecom on behalf of content providers are now presented net of the related expenses. This change in presentation has no impact on operating income. At Maroc Telecom, the impact was immaterial.

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PRESS CONFERENCE

Speakers: Mr. Jean-René Fourtou, Mr. Jean-Bernard Lévy and Mr. Jacques Espinasse
Date: Thursday, March 10, 2005

     11:00 a.m. Paris time
     10:00 a.m. London time
     5:00 p.m. New York time
Address: Vivendi Universal headquarters, 42 avenue de Friedland, 75008 Paris

Webcast details:
A webcast of the meeting/call will be available at http://www.vivendiuniversal.com

ANALYST CONFERENCE CALL
Speakers: Mr. Jean-René Fourtou, Mr. Jean-Bernard Lévy and Mr. Jacques Espinasse
Date: Thursday, March 10, 2005

     2 :30 p.m. Paris time
     1:30 p.m. London time
     8:30 a.m. New York time

Media invited on a listen-only basis.
Please call ten minutes before the start of the conference.

Call details:
France: +33 (0)1.71.23.04.15 or +33(0)1.71.23.04.16
UK: +44 (0)20.7784.1004
U.S.: +00 (1) 718.354.1152 or Toll free : (1) 866.850.2201

Webcast details:
An audio webcast of the meeting/call will available at http://finance.vivendiuniversal.com

You may listen to a recording of the conference at:
France: +33 (0)1.71.23.02.48 – access code: 3249988#
UK: +44 (0)20.7784.1022 – access code: 8298493#
U.S.: +00 (1) 718.354.1114 – access code: 8298493#

     Toll free: (1) 866.239.0765 – access code: 8298493#

Important disclaimer:

This press release contains “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risks that: the reduction of Vivendi Universal’s indebtedness expected to be reached as a result of the debt-reduction and maturity-extension plans, proposed disposals and/or restructurings will not materialize in the timing or manner described above; Vivendi Universal will not be able to obtain the regulatory, competition or other approvals necessary to complete certain proposed transactions; actual cash flow and net debt figures differ from the estimated targets described above; Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal’s revenue and/or income; Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology and content providers; as well as the risks described in the documents Vivendi Universal has filed previously with the U.S. Securities and Exchange Commission and/or the French Autorité des Marchés Financiers. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.

7/16

CONTACTS :

Media	Investor Relations
Paris	Paris
Antoine Lefort	Daniel Scolan
+33 (0) 1 71 71 11 80	+33 (0) 171 71 32 91
Agnès Vétillart	Laurence Daniel
+33 (0) 1 71 71 30 82	+33 (0) 171 71 12 33
Alain Delrieu	Edouard Lassalle
+33 (0) 1 71 71 10 86	+33 (0) 171 71 30 45
New York	New York
Flavie Lemarchand-Wood	Eileen McLaughlin
+(1) 212.572.1118	+(1) 212.572.8961

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APPENDIX I

VIVENDI UNIVERSAL
REVENUES AND OPERATING INCOME ON A COMPARABLE BASIS BY BUSINESS SEGMENT
(French GAAP, unaudited)

Comparable basis essentially illustrates the effect of the divestiture of Vivendi Universal Entertainment (VUE), of the divestitures at Canal+ Group (Telepiù, Canal+ Nordic, Canal+ Benelux etc.), of VUP (Comareg and Atica & Scipione) and of Vivendi Telecom Hungary, Kencell and Monaco Telecom and of the abandonment of Internet operations and includes the full consolidation of Telecom Développement at SFR Cegetel and of Mauritel at Maroc Telecom as if these transactions had occurred at the beginning of 2003. In addition, comparable basis takes into consideration a change in presentation adopted as of December 31, 2004: in order to standardize the accounting treatments of sales of services provided to customers on behalf of content providers (mainly special numbers), following the consolidation of Telecom Développement, sales of services to customers, managed by SFR Cegetel and Maroc Telecom on behalf of content providers are now presented net of the related expenses. This change in presentation has no impact on operating income. At SFR Cegetel, it induced a reduction in revenues of €168 million in 2004. At Maroc Telecom, the impact was immaterial. These results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2003. In addition, comparable basis does not include dividends received from NBC Universal.

Quarter ended December 31,					Year ended December 31,
			% Change					% Change
			at					at
		%	constant				%	constant
2004	2003	Change	currency	(In millions of euros)	2004	2003	Change	currency
				Revenues
€888	€863	3%	3%	Canal+ Group	€3,470	€3,339	4%	4%
1,760	1,691	4%	8%	Universal Music Group	4,993	4,974	0%	5%
264	254	4%	10%	Vivendi Universal Games	475	571	-17%	-11%

€2,912	€2,808	4%	7%	Media	€8,938	€8,884	1%	3%
2,016	1,890	7%	7%	SFR Cegetel	8,317	7,537	10%	10%
417	385	8%	11%	Maroc Telecom	1,658	1,523	9%	11%

€2,433	€2,275	7%	7%	Telecom	€9,975	€9,060	10%	10%
				Non core operations and elimination
(13)	8	na*	na*	of intercompany transactions(a)	(20)	28	na*	na*

€5,332	€5,091	5%	7%	Total Vivendi Universal	€18,893	€17,972	5%	7%

				Operating Income (Loss)

€(99)	€(143)	31%	31%	Canal+ Group	€184	€95	94%	95%
294	108	x3	x3	Universal Music Group	338	70	x5	x5
2	(91)	na*	98%	Vivendi Universal Games	(183)	(201)	9%	0%

€197	€(126)	na*	na*	Media	€339	€(36)	na*	na*
458	430	7%	7%	SFR Cegetel	2,257	1,971	15%	15%
159	175	-9%	-7%	Maroc Telecom	682	642	6%	8%

€617	€605	2%	2%	Telecom	€2,939	€2,613	12%	13%
(47)	(117)	60%	56%	Holding & corporate	(220)	(330)	33%	31%
30	11	x3	x3	Non core operations(a)	59	(31)	na*	na*

€797	€373	x2	x2	Total Vivendi Universal	€3,117	€2,216	41%	41%

*na:	non applicable.

(a) Corresponds to Vivendi Telecom International, Vivendi Valorisation and other non core businesses.

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APPENDIX II

VIVENDI UNIVERSAL
REVENUES AND OPERATING INCOME BY BUSINESS SEGMENT AS PUBLISHED
(French GAAP, unaudited)

Quarter ended December 31,				Year ended December 31,
2004	2003	% Change	(In millions of euros)	2004	2003	% Change
			Revenues
€891	€974	-9%	Canal+ Group	€3,580	€4,158	-14%
1,760	1,691	4%	Universal Music Group	4,993	4,974	0%
264	254	4%	Vivendi Universal Games	475	571	-17%

€2,915	€2,919	0%	Media	€9,048	€9,703	-7%
2,016	2,021	0%	SFR Cegetel	8,317	7,574	10%
417	370	13%	Maroc Telecom	1,627	1,471	11%

€2,433	€2,391	2%	Telecom	€9,944	€9,045	10%
			Non core operations and elimination of
(14)	150	na *	intercompany transactions(a)	109	584	-81%

€5,334	€5,460	-2%	Total Vivendi Universal	€19,101	€19,332	-1%

			(Excluding VUE and VUP assets sold in 2003)
-	1,755	na *	Vivendi Universal Entertainment(b)	2,327	6,022	-61%
-	—	na *	VUP assets sold in 2003	—	128	na *

€5,334	€7,215	-26%	Total Vivendi Universal	€21,428	€25,482	-16%

			Operating Income (Loss)

€(105)	€(131)	20%	Canal+ Group	€198	€247	-20%
294	108	x3	Universal Music Group	338	70	x5
2	(91)	na *	Vivendi Universal Games	(183)	(201)	9%

€191	€(114)	na *	Media	€353	€116	x3
458	404	13%	SFR Cegetel	2,257	1,919	18%
159	171	-7%	Maroc Telecom	673	628	7%

€617	€575	7%	Telecom	€2,930	€2,547	15%
(47)	(117)	60%	Holding & corporate	(220)	(330)	33%
31	153	-80%	Non core operations(a)	76	39	95%

€792	€497	59%	Total Vivendi Universal	€3,139	€2,372	32%

			(Excluding VUE and VUP assets sold in 2003)
—	239	na *	Vivendi Universal Entertainment(b)	337	931	-64%
—	—	na *	VUP assets sold in 2003	—	6	na *

€792	€736	8%	Total Vivendi Universal	€3,476	€3,309	5%

*na:	non applicable.

(a)	Corresponds to Vivendi Universal Publishing (VUP) activities in Brazil (Atica & Scipione) deconsolidated since January 1, 2004, Internet operations abandoned since January 1, 2004, Vivendi Telecom International, Vivendi Valorisation and other non core businesses.

(b)	Vivendi Universal Entertainment was deconsolidated as of May 11, 2004 as the result of the divestiture of 80% of Vivendi Universal’s interest in this company.

10/16

APPENDIX III

VIVENDI UNIVERSAL
CONSOLIDATED STATEMENT OF INCOME
(French GAAP, unaudited)

Quarter ended December 31,			Year ended December 31,
2004	2003	(In millions of euros, except per share amounts)	2004 (a)	2003
€5,334	€7,215	Revenues	€21,428	€25,482
€792	€736	Operating income	€3,476	€3,309
(66)	(167)	Financing expense	(455)	(698)
179	(124)	Other financial expenses, net of provisions (b)	(247)	(509)

€113	€(291)	Financing and other expenses, net	€(702)	€(1,207)

		Income (loss) before gain (loss) on businesses sold, net of
€905	€445	provisions, income tax, equity affiliates, goodwill amortization	€2,774	€2,102
		and minority interests

1,517	121	Gain (loss) on businesses sold, net of provisions (c)	(140)	602
(156)	1,253	Income tax (d)	(400)	408

		Income (loss) before equity affiliates, goodwill amortization
€2,266	€1,819	and minority interests	€2,234	€3,112
—	1	Equity in earnings of sold subsidiaries	—	1
32	112	Income from equity affiliates	219	71
—	(13)	Veolia Environnement impairment	—	(203)
(226)	(495)	Goodwill amortization	(638)	(1,120)
(12)	(1,631)	Impairment losses	(31)	(1,792)

€2,060	€(207)	Income (loss) before minority interests	€1,784	€69
(224)	(435)	Minority interests	(1,030)	(1,212)

€1,836	€(642)	Net income (loss)	€754	€(1,143)

€1.71	€(0.60)	Basic earnings per share	€0.70	€(1.07)

€1.53	€(0.60)	Diluted earnings per share	€0.63	€(1.07)

1,072.7	1,072.7	Weighted average common shares outstanding (in millions) (e)	1,072.1	1,071.7
127.0	137.9	Potential dilutive effect of outstanding financial instruments (in millions)(f)	127.0	137.9

(a)	Includes 132 days of business for Vivendi Universal Entertainment, deconsolidated as of May 11, 2004

(b)	Includes High Yield Notes redemption costs (-€350 million).

(c)	Includes the after tax loss on the divestiture of 80% of Vivendi Universal’s interest in Vivendi Universal Entertainment (-€1,793 million net of a -€2,105 million foreign currency translation adjustment — with no impact on cash position and shareholders’ equity), the capital gain on the divestiture of 15% of Vivendi Universal’s interest in Veolia Environnement (+€1,316 million) as well as the gain on the divestiture of other entities, net of provisions (+€337 million).

(d)	Following its admission to the French Consolidated Global Profit Tax System as of January 1, 2004, Vivendi Universal recognized a tax saving of €956 million.

(e)	Excluding treasury shares deducted from shareholders’ equity (2,441 shares as of December 31, 2004).

(f)	Financial instruments in the money as of December 31, 2004 represented approximately 104.8 million common shares.

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APPENDIX IV

VIVENDI UNIVERSAL
RECONCILIATION OF NET INCOME (LOSS) TO ADJUSTED NET INCOME
(French GAAP, unaudited)

Quarter ended December 31,					Year ended December 31,
2004	2003	Change	(In millions of euros)		2004		2003	Change

€1,836	€(642)	2,478	Net income (loss)	(a)	€754		€(1,143)	1,897
			Adjustments
(114)	(156)	42	Financial provisions and amortization of deferred charges related to bond issuances, facilities and other	(b)	18		(563)	581
—	34	(34)	Realized losses, net of financial provisions taken previously	(b)	5		503	(498)
(67)	9	(76)	Other non-operating, non-recurring items	(b)	236	(c)	154	82

€(181)	€(113)	(68)	Subtotal impact on other financial expenses, net of provisions	(b)	€259		€94	165
(1,517)	(121)	(1,396)	Loss (gain) on businesses sold, net of provisions	(a)	140		(602)	742
—	13	(13)	Veolia Environnement impairment	(a)	—		203	(203)
226	495	(269)	Goodwill amortization	(a)	638		1,120	(482)
12	1,631	(1,619)	Impairment losses	(a)	31		1,792	(1,761)
(37)	(1,159)	1,122	Income tax	(d)	(403)		(1,112)	709
(12)	53	(65)	Minority interests in adjustments		(39)		(3)	(36)

€327	€157	170	Adjusted net income		€1,380		€349	1,031

(a)	As reported in the consolidated statement of income.

(b)	Breakdown of impact of adjustments on other financial expenses, net of provisions:

Quarter ended December 31, 2004					Year ended December 31, 2004
		Other non-					Other non-
Financial provisions		operating,			Financial provisions		operating,
and amortization of	Realized	non-	Net		and amortization of	Realized	non-	Net
deferred financial	losses	recurring	impact		deferred financial	losses	recurring	impact
charges		items		(In millions of euros)	charges		items

€—	€—	€173	€173	Premiums on call option on Veolia Environnement shares	€—	€—	€173	€173
73	—	—	73	Mark-to-market of DuPont shares	31	—	—	31
57	—	(56)	1	Loss incurred on the settlement of interest rate swaps	67	—	(56)	11
—	—	—	—	Loss incurred on the sale of treasury shares to employees exercising their stock options	—	(5)	—	(5)
—	—	—	—	Provision on put option on interest in Cegetel S.A.S granted to SNCF	(35)	—	—	(35)
(4)	—	—	(4)	Amortization of deferred charges related to bond issuances, facilities and other	(70)	—	—	(70)
—	—	(47)	(47)	High Yield Notes redemption costs	—	—	(350)	(350)
(12)	—	(3)	(15)	Other	(11)	—	(3)	(14)

€114	€—	€67	€181	Total	€(18)	€(5)	€(236)	€(259)

(c)	Includes losses incurred on the settlement of put options on treasury shares (-€104 million) and fees relating to the implementation of the group’s refinancing plan (-€50 million).

(d)	Includes the neutralization of the deferred tax asset relating to expected tax savings for fiscal year 2005 (€492 million), recognized as a result of Vivendi Universal’s election for the Consolidated Global Profit Tax System as of January 1, 2004. Only tax savings in respect of fiscal year 2004 (€464 million) are included in adjusted net income.

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APPENDIX V

VIVENDI UNIVERSAL
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(French GAAP, unaudited)

	December 31,
(In millions of euros)	2004	2003
ASSETS
Goodwill, net	€15,555	€17,789
Other intangible assets, net	7,640	11,778
Property, plant and equipment, net	5,063	6,365
Investments in equity affiliates	880	1,083
Investment in NBC Universal	696	—
Other investments in equity affiliates	184	1,083
Other investments	2,449	3,549

Total long-term assets	31,587	40,564

Inventories and work-in-progress	443	744
Accounts receivable and other	6,545	8,809
Deferred tax assets	1,219	1,546
Short-term loans receivable	73	140
Marketable securities	263	259
Cash and cash equivalents	3,158	2,858

Total current assets	11,701	14,356

TOTAL ASSETS	€43,288	€54,920

SHAREHOLDERS’ EQUITY AND LIABILITIES
Share capital	€5,899	€5,893
Additional paid-in capital	6,109	6,030
Retained earnings and others	1,613	—

Total shareholders’ equity	13,621	11,923
Minority interests	2,959	4,929
Other equity	1,000	1,000
Deferred income	100	560
Provisions	2,236	2,294
Long-term debt	4,549	9,621
Other non-current liabilities and accrued expenses	3,826	2,407

	28,291	32,734

Accounts payable	10,046	12,261
Deferred taxes liabilities	3,207	5,123
Bank overdrafts and other short-term borrowings	1,744	4,802

Total current liabilities	14,997	22,186

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	€43,288	€54,920

FINANCIAL NET DEBT

	December 31,
(In millions of euros)	2004	2003	Change
Financial gross debt	€6,293	€14,423	€(8,130)
Cash and cash equivalents	(3,158)	(2,858)	(300)

Financial Net Debt	€3,135	€11,565	€(8,430)

FINANCIAL NET DEBT MATURITY

		Payments due in
	Total as of
	December	2005	2006	2007-2008	2009	After 2009
(In millions of euros)	31, 2004
Financial gross debt	€6,293	€1,744	€957	€2,497	€639	€456
Cash and cash equivalents	(3,158)	(3,158)	—	—	—	—

Financial Net Debt	€3,135	€(1,414)	€957	€2,497	€639	€456

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APPENDIX VI

VIVENDI UNIVERSAL
CONSOLIDATED STATEMENT OF CASH FLOWS
(French GAAP, unaudited)

			Year ended December 31,
(In millions of euros)			2004	2003
Cash flow — operating activities:
Net income (loss)			€754	€(1,143)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization			2,587	4,759
Veolia Environnement impairment			—	203
Financial provisions and provisions related to businesses sold	(a	)	(205)	(1,007)
Gain on sale of property, plant and equipment and financial assets			281	47
Income (loss) from equity affiliates			(219)	(72)
Deferred taxes			(530)	(842)
Minority interests			1,030	1,212
Dividends received from equity affiliates			410	59
Changes in working capital			690	670

Net cash provided by operating activities			4,798	3,886
Cash flow — investing activities:
Capital expenditures			(1,540)	(1,552)
Proceeds from sales of property, plant, equipment and intangible assets			239	477
Purchases of investments			(407)	(4,422)
Sales of investments			4,705	1,408
Net decrease (increase) in financial receivables			13	140
Sales (purchases) of marketable securities			(24)	49

Net cash provided by (used for) investing activities			2,986	(3,900)
Cash flow — financing activities:
Proceeds from issuance of borrowings and other long-term liabilities			1,057	5,657
Principal payment on borrowings and other long-term liabilities			(3,448)	(1,947)
Net increase (decrease) in short-term borrowings and other			(3,294)	(7,259)
Net proceeds from issuance of common shares			18	71
Sales (purchases) of treasury shares			—	(98)
Cash dividends paid by consolidated companies to their minority shareholders			(1,850)	(737)

Net cash provided by (used for) financing activities			(7,517)	(4,313)
Foreign currency translation adjustment			33	(110)

Change in cash and cash equivalents			€300	€(4,437)

Cash and cash equivalents:

Beginning			€2,858	€7,295

Ending			€3,158	€2,858

Supplementary information
Interests paid (all cash impacts related to financing activities)			€430	€621
Income tax paid			€580	€1,242

(a)	Comprises financial provisions reported in “Other financial expenses, net of provisions” (€52 million as of December 31, 2004) and provisions reported in “Gain (loss) on businesses sold, net of provisions” (€153 million as of December 31, 2004).

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APPENDIX VII

VIVENDI UNIVERSAL
RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO CASH FLOW FROM
OPERATIONS AND PROPORTIONATE CASH FLOW FROM OPERATIONS
(French GAAP, unaudited)

Reconciliation of net cash provided by operating activities to cash flow from operations and proportionate cash flow from operations:

			Year ended December 31,
(In millions of euros)			2004	2003	% Change
Net cash provided by operating activities, as reported			€4,798	€3,886	23%
Deduct:
Capital expenditures			(1,540)	(1,552)
Proceeds from sales of property, plant, equipment and intangible assets			239	477

Capital expenditures, net of proceeds			€(1,301)	€(1,075)
Add back:
Income tax: cash			580	1,242
Financing costs: cash			430	621
Other: cash	(a	)	240	(303)

Cash flow from operations (i.e. before income tax, financing costs and after restructuring costs)			€4,747	€4,371	9%
Add:
Comparable basis adjustments	(b	)	(724)	(1,395)

Cash flow from operations on a comparable basis			€4,023	€2,976	35%

Add:
Cash flow attributed to minority interests			(1,572)	(1,462)

Proportionate cash flow from operations on a comparable basis			€2,451	€1,514	62%

Cash flow from operations by business segment on a comparable basis:

			Year ended December 31,
(In millions of euros)			2004	2003	% Change
Canal+ Group			676	134	x5
Universal Music Group			755	463	63%
Vivendi Universal Games			(18)	(200)	91%

Media			1,413	397	x4
SFR Cegetel			2,241	2,153	4%
Maroc Telecom			723	686	5%

Telecom			2,964	2,839	4%
Holding & corporate			(387)	(242)	-60%
Non core operations	(c	)	33	(18)	na *

Total Vivendi Universal			4,023	2,976	35%

(a)	Includes the €259 million premium paid to bondholders on redemption of High Yield Notes.

(b)	For a definition of comparable basis, please refer to Appendix I of this document.

(c)	Corresponds to Vivendi Telecom International (excluding Vivendi Telecom Hungary, Kencell and Monaco Telecom), Vivendi Valorisation and other non core businesses.

15/16

APPENDIX VIII

VIVENDI UNIVERSAL CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
(French GAAP, unaudited)

						Retained Earnings and Others
			Common shares				Cumulative
							Foreign
					Additional		Currency
					Paid-in	Retained	Translation				Shareholders'
(In millions of euros)			Number	Amount	Capital	Earnings	Adjustment	Total			Equity
			(Thousands)
Balance at December 31, 2003			1,071,519	€5,893	€6,030	€3,750	€(3,750)	€—			€11,923
Net income for the year 2004			—	—	—	754	—	754	(a	)	754
Reversal of foreign currency translation adjustment related to 80% of the interests in VUE			—	—	—	—	2,105	2,105	(a	)	2,105
Foreign currency translation adjustment			—	—	—	—	(1,115)	(1,115)			(1,115)
Impact of the implementation of CRC Rule 04-03	(b	)	—	—	—	(58)	—	(58)			(58)
Impact of the implementation of Notice 2004-E issued by the Urgent Issues Taskforce			—	—	—	(29)	—	(29)			(29)
Conversion of ex-Seagram exchangeables			1,148	6	85	(91)	—	(91)			—
Conversion of bonds, warrants, stock options and issuances under the employee stock purchase plan			1,115	6	12	—	—	—			18
Stripped shares			(1,158)	(6)	(18)	24	—	24			—
Release of revaluation surplus and other			—	—	—	23	—	23			23

Balance at December 31, 2004			1,072,624	€5,899	€6,109	€4,373	€(2,760)	€1,613			€13,621

(a)	In accordance with accounting principles, upon the divestiture of 80% of its interests in VUE, Vivendi Universal reclassified to net income, in proportion to the divested economic interests, the foreign cumulative translation adjustment related to VUE recorded as a reduction of shareholders’ equity. This reclassification resulted in a loss of €2,105 million, but had no impact on shareholders’ equity.

(b)	As a result of the application of the CRC Rule 04-03 issued on May 4, 2004, Vivendi Universal fully consolidates as of January 1, 2004, certain Special Purpose Entities used for the defeasance of real estate assets.

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